

February 3, 2011

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
224 Bloomfield Street, Ste. 2
Hoboken, NJ 07030

> **RE: China VantagePoint Acquisition Company**
> **Amendment No. 4 to Form S-1**
> **Filed January 24, 2011**
> **File No. 333-170006**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated January 21, 2011. Please provide an analysis in your next response letter relating to the applicability of Rule 14e-5 (prohibiting purchases outside of a tender offer from the tender offer's announcement to its expiration) to your proposed 10b5-1 repurchase plan and redemption through a tender offer. In your analysis, confirm your understanding that the announcement of the business combination is the equivalent of the announcement of a tender offer. Consequently, revise your prospectus to reflect that the 10b5-1 repurchase plan must end upon the announcement of the business combination if the redemption will be effected through a tender offer.

2. Please disclose that purchasers in the initial public offering who sell in the market while the 10b5-1 repurchase plan is in effect with a limit order of $5.70 may obtain a lower price than they could receive upon redemption. Confirm in your response letter that the price of such repurchases under the 10b5-1 plan will be disclosed in the tender offer documents.

3. We note your response to comment two from our letter dated January 21, 2011 that all of your outstanding securities are held by, and all of your officers and directors are, United States residents. Please reconcile with the disclosure contained throughout your prospectus indicating that it may be difficult to effect service of process or enforce judgments against your officers and directors because each is a PRC citizen and all or substantially all of their assets are located outside the United States.

4. We note your response to comment two from our letter dated January 21, 2011 regarding the fact that the one-half warrant and ordinary share included within a subunit will not trade separately until after the completion of the initial business combination. Please explain why the prospectus cover page discloses that you expect the ordinary shares will be quoted on the OTC Bulletin Board at the time the securities comprising the units begin separate trading and why you list the proposed trading symbol for the ordinary shares on page 20 under the summary of the offering.

5. Please explain to us the reasons for the changes to the purchase of warrants by EarlyBirdCapital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        Facsimile: (212) 407-4990